UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: March 31, 2005

Commission File Number 001-32295

ADHEREX TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2300 Englert Drive, Suite G

Research Triangle Park

Durham North Carolina 27713

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -             .

Adherex Technologies Inc.

Form 6-K

On March 31, 2005, the Company issued its Six-Month Fiscal Transition Report, which includes its six-month fiscal transition period financial statements for the six months ended December 31, 2004 as well as the related Management’s Discussion and Analysis, and its Notice of Annual and Special Meeting of Shareholders and related Management Proxy Circular. These materials are furnished as Exhibits 99.1 and 99.2 hereto and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADHEREX TECHNOLOGIES INC.
(Registrant)

Date March 31, 2005	By:	/s/ D. Scott Murray
D. Scott Murray
Vice President, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description
99.1	Six-Month Fiscal Transition Report for the six month period ended December 31, 2004

99.2	Notice of Annual and Special Meeting of Shareholders and related Management Proxy Circular